NOTIFICATION OF THE REMOVAL FROM LISTING AND REGISTRATION OF THE STATED SECURITIES New York Stock Exchange LLC (the 'Exchange' or the 'NYSE') hereby notifies the SEC of its intention to remove the entire class of Subordinate Voting Shares (the 'Voting Shares') of Quebecor World Inc. (the 'Company') from listing and registration on the Exchange at the opening of business on March 13, 2008, pursuant to the provisions of Rule 12d2-2(b), because, in the opinion of the Exchange, the Voting Shares are no longer suitable for continued listing and trading on the Exchange. The Exchange's action is being taken in view of the Company's January 21, 2008 announcement that it, together with certain of its subsidiaries, voluntarily filed for creditor protection under the Companies' Creditors Arrangement Act (CCAA) in Canada as well as in the United States under Chapter 11 of the United States Bankruptcy Code. Application under the CCAA was heard and an initial order in respect thereto was rendered by the Quebec Superior Court on January 21, 2008 and the filing under Chapter 11 of the U.S. Bankruptcy Code was made in the Southern Judicial District of New York. In addition, NYSE Regulation also considered the 'abnormally low' trading level of the subordinate voting shares, which closed in New York at $0.32 on January 18, 2008, with a resultant market capitalization of $27.2 million. 1. The Exchange's Listed Company Manual (the 'LCM'), subsection 802.01D (Bankruptcy and/or Liquidation), states that the Exchange would normally give consideration to suspending or removing from the list a security of a company when an 'intent to file under any of the sections of the bankruptcy law has been announced or a filing has been made or liquidation has been authorized and the company is committed to proceed.' 2. The Exchange, on January 22, 2008, determined that the Voting Shares of the Company should be suspended immediately from trading, and directed the preparation and filing with the Commission of this application for the removal of the Voting Shares from listing and registration on the Exchange. The Company was notified verbally on January 22, 2008 and by letter on January 23, 2008. 3. Pursuant to the above authorization, a press release was issued on January 22, 2008, and an announcement was made on the 'ticker' of the Exchange at the opening and at the close of the trading session on January 23, 2008 of the suspension of trading in the Voting Shares. Similar information was included on the Exchange’s website. Trading in the Voting Shares on the Exchange was suspended at the close of the trading session on January 22, 2008. 4. The Company had a right to appeal to the Committee for Review of the Board of Directors of NYSE Regulation the determination to delist its Voting Shares, provided that it filed a written request for such a review with the Secretary of the Exchange within ten business days of receiving notice of delisting determination. The Company did not file such request within the specified time period.